THE REAL FRED DISANTO



Photo of Brittan and Fred DiSanto credited to Case Western Reserve University.

In addition to being a large stockholder and wealth management expert with strong knowledge of the mass market and middle market, Mr. DiSanto has a track record of working constructively on boards and within other private, faith-based organizations.

"Since joining the Eastern Company's board of directors in May of 2019, I have served with Fredrick D. DiSanto (Fred) and other exceptional board members. Fred is collegial, energetic and brings a wealth of governance and business expertise to our board. In addition, he is an advocate and resource for the management team – thinking of ways to put executives and employees in positions to succeed. He thinks holistically about the company's opportunities and helps guide the board and company to add value for all stakeholders. Fred and the other directors recognize the importance of diversity, equity and inclusion within the board and within this 163-year old manufacturing company. As such, they are all highly inclusive – working as a team to oversee and benefit the company. Fred respects my board and c-suite experience and listens carefully to my views. As a result, the board has unanimously incorporated my suggestions into our governance and within the company's activities."

Peggy B. Scott, Board Member at The Eastern Company (NASDAQ: EML) – 04/06/21

"Fred DiSanto has been a tremendous advocate and champion for Case Western University. His substantial commitments to the institution continue to have profoundly positive impacts on our students, faculty and alumni. As Chair of our Board of Trustees, Fred shows valuable leadership while always working in a collaborative and compassionate manner to help produce the right outcomes. "

Scott Cowen, President of Case Western Reserve University – 04/02/21

"Fred DiSanto is a man of faith, integrity and community. His charitable and philanthropic deeds, which are often private, have had profounds impacts on so many people. He is a compassionate force for good within the Catholic community and always works collaboratively with his fellow parishioners and community members on important matters. Fred DiSanto has my highest endorsement."

Father Timothy P. Kesicki, SJ, President of the Jesuit Conference – 04/06/21

MR. DISANTO'S ACTIONS SPEAK LOUDER THAN BLUCORA'S VENOMOUS WORDS

Beyond the boardroom, Mr. DiSanto is consistently recognized by third-party organizations for charitable efforts, positive community initiatives, and constructive culture and workplace programs.

The money is going to tuition assistance for students of need in the Northeast Ohio region, particularly in the city of Cleveland.


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Education

Fred DiSanto donates $5 million to CWRU to honor outgoing President Barbara Snyder


TOP WORK PLACES 2020
2019
2018
2017
2016
2015

Ancora Named Top Place to Work in Cleveland for Sixth Consecutive Year

Ancora Donates to Greater Cleveland Food Bank


HARVEST FOR HUNGER
Greater Cleveland Food Bank


The Medical Mutual
2018
Pillar Award
for Community Service
NORTHEAST OHIO

Ancora Honored with 2018 Pillar Award for Community Service

WE ARE DISAPPOINTED BY THE BOARD'S ATTEMPTS TO SMEAR MR. DISANTO

Although Mr. DiSanto and his fellow nominees will put this contest behind them and work collegially with the remaining incumbents, stockholders should understand what the Board is currently trying to do:

 **Miscast Mr. DiSanto and impugn his character**

 **Make this contest about personal attacks rather than key issues**

 **Distort Mr. DiSanto's good faith attempts to avert a contest**

 **Distract stockholders from the current Board's record**